September 1, 2020

Katherine Hsu
Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CSAIL 2019-C15 Commercial Mortgage Trust Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 18, 2020 File No. 333-227081-01

Dear Ms. Hsu:

We are counsel to Credit Suisse Commercial Mortgage Securities Corp. (“Credit Suisse”) in connection with your letter dated August 19, 2020 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of Credit Suisse.
Exhibit 33.1 – Midland Loan Services, a Division of PNC Bank, National Association, as Master Servicer – Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria

1.          We note that the assessment report defines the platform covered by the report as “all transactions serviced on the Enterprise! Loan Management System . . . during the Reporting Period.” Please tell us whether Midland’s assessment report covers “all asset-backed securities transactions involving such party and that are backed by the same asset type backing the class of asset-backed securities which are the subject of the Commission filing.” See Instruction 1 to Item 1122 of Regulation AB. Please also confirm that any Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor will describe the platform covered by the report in sufficient detail to determine whether the report complies with the requirements of Item 1122 of Regulation AB.

We have spoken with representatives of Midland Loan Services, a Division of PNC Bank, National Association (“Midland”), and they have confirmed that their assessment report covers all commercial

Robert S. Kim     Tel +1 212 504-6258     Fax +1 212 504-6666     robert.kim@cwt.com

Katherine Hsu September 1, 2020

mortgage-backed securities transactions they service.  Credit Suisse confirms that all Item 1122 reports provided in connection with future filings will describe the platform covered by the report in sufficient detail to determine whether the report complies with the requirements of Item 1122 of Regulation AB.

2.          We note the disclosure here regarding Midland Loan Services’ identified material instance of noncompliance with Item 1122(d)(3)(i) servicing criterion, and the statement that “[c]ertain instances were identified where the Schedule AL Filings (Item 1125 of Regulation AB) were not appropriately reported in accordance with the terms specified in the transaction agreements.” We also note that the body of the Form 10-K does not provide disclosure about whether the material instance of noncompliance was determined to have involved the transaction covered in this Form 10-K as required by Item 1122(c) of Regulation AB. With a view to disclosure, please tell us:
•	whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;
•	if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified material instance of noncompliance involved this transaction;
•	the nature, extent and scope of the information that was not prepared in accordance with the terms of the transaction agreements; and
•	whether investors were materially impacted or effected as a result of the material instance of noncompliance.

Midland has confirmed that the CSAIL 2019-C15 Commercial Mortgage Trust transaction (the “CSAIL 2019-C15 Transaction”) was part of the sample transactions reviewed to assess compliance, and that the material instance of noncompliance disclosed did not involve servicing of the assets included in the CSAIL 2019-C15 Transaction.

Midland has provided the following information about the material instance of noncompliance:

In certain instances, the Schedule AL Files (Item 1125 of Regulation AB) were not reported in accordance with the terms specified in the transaction agreements, in conflict with Item 1122(d)(3)(i): “Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports: (A) Are prepared in accordance with timeframes and other terms set forth in the transaction agreements”.  The noncompliance consisted of omitted or inaccurately reported fields as described in (1) and (2) below.  (1) In connection with other enhancements Midland made to its manual Schedule AL process, starting in April 2019, Midland developed and implemented new Schedule AL reporting templates for each applicable CMBS transaction that closed prior to April 2019 and for each applicable CMBS transaction going forward.  Related to this, Midland made certain template setup errors, along with related and other manual inputting of information errors, and the errors were not identified prior to submission of the applicable Schedule AL Files in certain cases due to

Katherine Hsu September 1, 2020

breakdowns in quality control.  (2) In one applicable transaction, the related Schedule AL File for a given month was not saved properly resulting in the prior month's Schedule AL File being submitted for the given month instead of the correct Schedule AL File.

Steps Taken to Remedy the Material Instance of Noncompliance

Midland’s Schedule AL reporting process was enhanced in April of 2019, however, the process remained manual throughout the 2019 calendar year.  Errors relating to certain Schedule AL Files during 2019 were identified during the related audit.  Following identification, Midland made staffing changes and additional enhancements and improvements to its processes and procedures to support its Schedule AL reporting obligations and moved to an automated solution for this process.

Midland has remediated the Schedule AL reporting for certain of the CMBS transactions found to be incorrect.

Because the material instance of noncompliance disclosed did not involve servicing of assets included in the CSAIL 2019-C15 Transaction, we do not believe that investors in the CSAIL 2019-C15 Transaction were materially impacted or effected as a result of such noncompliance.

3.          Please confirm that any Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance. Please also confirm to us that in future filings you will include the disclosure required by Item 1122(c) about material instances of noncompliance in the body of your Form 10-K.

Credit Suisse confirms that any Item 1122 report provided in connection with future filings for this and any other transaction for which they act as depositor that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what you requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance. Credit Suisse also confirms that in future filings they will include the disclosure required by Item 1122(c) about material instances of noncompliance in the body of the Form 10-K.

In responding to the Staff’s comments with respect to the Filing, Credit Suisse has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

Katherine Hsu September 1, 2020
•	Credit Suisse is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	Credit Suisse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Robert S. Kim

Robert S. Kim

cc:	Charles Y. Lee N. Dante LaRocca